January 15, 2008

Mr. Daniel Morris

Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	The Boeing Company

Definitive 14A

Filed March 23, 2007

File No. 001-00442

Dear Mr. Morris:

This letter sets forth the responses of The Boeing Company (the “Company”) to the Staff’s additional comments relating to the Company’s proxy statement (the “2007 Proxy Statement”), contained in your letter dated December 20, 2007 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter. Each response addresses the specific question posed and, where appropriate, commits to actions in future filings.

Comment No. 1

Please also confirm that you will disclose in future filings the individual performance score of each named executive officer, rather than the average score of the group, and more fully explain how the score is calculated and interpreted for compensation purposes.

Response to Comment No. 1

In future filings, the Company will disclose the range of individual performance scores awarded to the named executive officers. While individual performance scores can range from 0.0 to 2.0, most scores for executives generally fall within the 0.80 to 1.20 range. In 2006, the named executive officer individual performance score range was .825 to 1.20 (average of 1.05). Because of the small range of scores for the named executive officers, the Company does not believe that the disclosure of the individual scores is material in understanding its executive compensation program.

Securities and Exchange Commission

January 15, 2008

In future filings, the Company will more fully explain how the score is calculated and determined for compensation purposes by outlining the elements that go into the overall rating. In particular, for 2007, a business performance assessment represented 70% of the individual performance score and a leadership attribute assessment represented 30% of the individual performance score. The total individual performance score is multiplied against the executive’s annual incentive target, along with a company score (measured by corporate economic profit), to determine the final annual incentive award ultimately paid to the executive.

Comment No. 2

We note your response to prior comment 9, and in particular the first bullet of your response. The specific performance goals and objectives (other than economic profit) around which your incentive awards are structured are not clear. While we acknowledge your desire to establish “stretch” targets, you do not currently disclose these targets (other than economic profit). Please confirm that you will disclose in future filings your targets for business results; business unit or functional performance, and other factors used to measure annual performance.

Response to Comment No. 2

The Company’s executive annual incentive awards are tied to both company and individual performance. Company performance is based on corporate economic profit and measured by a company score which is approved by the Compensation Committee of the Board of Directors. Every executive receives the same company score; there is no differentiation based on executive level or business unit. The other performance measure in the executive annual incentive is the individual performance score.

In future filings, the Company will more fully disclose how the individual performance score is calculated and interpreted for compensation purposes. As outlined in the Company’s response to the latest comment 1 (above), the 2007 individual performance score included two components: a business performance score and a leadership attribute score. The business performance score is weighted 70% and includes the CEO’s assessment of the named executive officer’s individual performance and contributions for the performance period. The leadership attribute score is weighted 30% and includes the CEO’s assessment of the named executive officer’s demonstration of six Company identified leadership attributes applicable to all executives: charts the course, finds a way, lives Boeing values, inspires others, delivers results, and sets high expectations. In future filings, the Company will disclose more detail about the considerations that went into determining the named executive officers’ annual incentive compensation.

Securities and Exchange Commission

January 15, 2008

Comment No. 3

Further, with regard to your response to prior comment 9, the causal connection between the disclosure of your long-term performance targets and any competitive harm is not clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K. Please refer to prior comment 9 for additional guidance, as appropriate.

Response to Comment No. 3

Consistent with the Company’s response to prior comment 9, the Company continues to assert that disclosure of its long-term performance award targets would result in substantial competitive harm and that it may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K. The Company’s detailed supplemental analysis previously submitted as a separate letter supports this conclusion.

Economic profit targets reflect the Company’s assessment of the market, its share of the market, profitability goals and asset management goals over a three-year period. Disclosure of these performance targets would give competitors, customers, suppliers and labor unions insight into the Company’s market assessment and internal goals.

Insight into such information could significantly impact negotiations with customers, suppliers and unions. If, hypothetically, the Company disclosed that its 2006 performance award (three-year) economic profit target was $X billion, third parties could determine that the Company’s economic profit targets for 2007 and 2008 were $X-2.4 billion in the aggregate based on the previous disclosure of the Company’s 2006 calendar year target of $2.4 billion under the annual incentive. This information could reveal the Company’s expectation of significant growth and profitability in the years ahead. Such data could be used by customers, unions and suppliers as a bargaining point in critical negotiations to affect price, costs, labor benefits and other factors to the Company’s competitive disadvantage. Even a small impact on such negotiations could have drastic negative effects on the Company’s profitability and competitive position. For example, if prices were negatively affected by only 1%, the Company would lose over $600 million in operating earnings, and if costs, including labor costs, were negatively affected by only 1%, the Company would lose over $300 million in operating earnings. These potential impacts would be significant to the Company’s operating earnings and cause substantial competitive harm to the Company.

Securities and Exchange Commission

January 15, 2008

The Company is one of the largest exporters in the United States and faces fierce competition from foreign competitors who are not required to disclose the same information. In fact, the Company’s largest commercial airplane competitor (Airbus) will not be disclosing such information since it is not a U.S. based company and is not subject to the same SEC disclosure requirements. Such disparity in disclosure would put the Company at a further disadvantage in that it would not have the benefit of insight into the Company’s competitors’ long range plans. In the hypothetical example above, the Company’s competitors could use the insight into the Company’s plans to secure more favorable pricing from suppliers and customers, many of whom are the same suppliers and customers of the Company. In negotiations with such suppliers and customers, a competitor of the Company could argue that its plans for growth and profitability are not to the level of the Company’s and as a result it requires more favorable terms. The unequal disclosure of companies’ long range plans and use of this information as noted above would put the Company at a significant competitive disadvantage.

Competitor insight into the Company’s market assessment and goals surrounding growth, profitability and asset management could lead such competitors to alter their plans and tactics around pricing, product, productivity, investment and supplier strategies. If, for example, the Company’s performance target in a given year compared to a prior year is significantly higher, this information would indicate to the competition that the Company is projecting an up cycle in the business, market share improvement, significant productivity improvements and/or asset reductions. Based on this information, such competitors could become more aggressive in their pricing, productivity efforts, change production plans or alter investment strategies due to their insight into the Company’s goals, and they may gain market share that they would not have otherwise captured. Even a small impact on market share could have drastically negative effects on the Company’s profitability and competitive position. For example, every 1% of market share that the Company loses to competition negatively impacts the Company’s revenue by approximately $2 billion.

In the past, the Company has provided certain earnings and other financial guidance, but the Company has made no commitment to do so in the future. If the Company provides guidance in the future, the disclosure of the Company’s long-term economic profit targets could be compared to the Company’s guidance, providing additional insight into changes in the Company’s general outlook from the time the economic profit target was set to the time guidance is released. Such information could be used by competitors, customers, suppliers and labor unions to the Company’s competitive disadvantage as described above. For example, the economic profit target for the Company’s long-term performance awards for the 2007 to 2009 period was set by the Company’s Compensation Committee in December 2006 and included economic profit goals for calendar years 2008 and 2009, in addition to calendar year 2007. Over a year later in the first half of 2008, the Company may release earnings and other financial

Securities and Exchange Commission

January 15, 2008

guidance for calendar years 2008 and 2009. If the Company discloses its cumulative economic profit target for the 2007 to 2009 period together with the economic profit target for calendar year 2007 in its 2008 proxy statement (the Company’s practice is to disclose the annual economic profit target and actual results), one could subtract the 2007 annual economic profit target from the cumulative long-term economic profit target and calculate the amount of economic profit the company was expecting in 2008 and 2009 in December 2006 when the target was set. A comparison of this resulting number to the Company’s guidance for 2008 and 2009 issued over a year later in 2008 could reveal the Company’s change in general outlook and provide further information to customers, unions, suppliers and competitors to the Company’s competitive disadvantage.

Disclosure of the long-term performance award targets that give insight into the Company’s internal long range business plans would put the Company at a substantial competitive disadvantage. Moreover, quantitative disclosure of the annual incentive economic profit target and actual performance levels for the 2006 completed performance year were disclosed in the 2007 Proxy Statement. The Company also intends to disclose this information for the 2007 completed performance year in the 2008 Proxy Statement. Consistent with the disclosure approach on the annual incentive, the Company will disclose the long-term (three-year) economic profit target and actual performance levels for the 2006-2008 completed performance period in the 2009 Proxy Statement.

For the reasons stated above, the Company respectfully requests that the Commission concur with its assessment that disclosure of the long-term performance award targets prior to completion of the three-year performance period would result in competitive harm to the Company and therefore should not be disclosed pursuant to instruction 4 to Item 402(b) of Regulation S-K.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 15, 2008

If you have any further comments or questions regarding this letter, please contact me at (312) 544-2802.

Very truly yours,

THE BOEING COMPANY

By	/s/ Michael F. Lohr
Michael F. Lohr
Vice President, Corporate Secretary and Assistant General Counsel